UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIKING THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

11119 North Torrey Pines Rd., Suite 200

La Jolla, CA 92037

(858) 550-7500

Copy to:

Scott N. Wolfe, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92686J106

1.	Name of reporting person: Ligand Pharmaceuticals Incorporated
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 4,780,964
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 4,780,964
11.	Aggregate amount beneficially owned by each reporting person: 4,780,964
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 48.7%
14.	Type of reporting person: CO

Preliminary Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2015 (the “Schedule 13D”) by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”). Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the following:

On May 28, 2015, the Issuer issued 450,000 shares of Common Stock to the underwriters in the Issuer’s IPO after the underwriters exercised their option to purchase additional shares to cover overallotments. Pursuant to the Master License Agreement, the Issuer issued to the Reporting Person an additional 228,105 shares of Common Stock as a result of the underwriters exercising such option. Ligand did not pay any additional consideration for such shares.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby supplemented with the following:

(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 9,827,123 shares of Common Stock outstanding, which is based on 9,149,018 shares outstanding as of May 4, 2015, according to information provided by the Issuer to the Reporting Person in connection with the calculation of shares issuable under the Master License Agreement, plus 450,000 shares issued pursuant to the underwriters in the Issuer’s IPO exercising their option to purchase additional shares to cover overallotments, plus the 228,105 shares issued to Ligand pursuant to the Master License Agreement as a result of the underwriters in the Issuer’s IPO exercising such option.

Ligand and its subsidiaries beneficially own, in the aggregate, 4,780,964 shares of Common Stock, constituting approximately 48.7% of the Common Stock outstanding.

Item 5(c) is hereby supplemented with the following:

(c) No transactions in the class of securities reported on were effected since the filing of the Schedule 13D except as described in this Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015	Ligand Pharmaceuticals Incorporated

	By:	/s/ Charles Berkman
		Name:	Charles Berkman
		Title:	Vice President and Secretary

Signature Page to Amendment No. 1 to Schedule 13D